SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                  to                                     .

Commission File No.: 000-12954

A.    Full title of the plan and the address of the plan, if different from that of the issuer below:

Cadmus Thrift Savings Plan

B.    Name of the issuer of the securities held pursuant to the plan and the address of the principal executive office:

Cadmus Communications Corporation

1801 Bayberry Court, Suite 200

Richmond, Virginia 23226

REQUIRED INFORMATION

The following financial statements are furnished for the Cadmus Thrift Savings Plan:

Report of Independent Accountants

Statements of Net Assets Available for Benefits—Modified Cash Basis

December 31, 2002 and 2001

Statement of Changes in Net Assets Available for Benefits—Modified Cash Basis

for the Year Ended December 31, 2002

Notes to Financial Statements December 31, 2002 and 2001

Schedule of Assets Held for Investment Purposes—Modified Cash Basis

at December 31, 2002

Consent of Independent Accountants

CADMUS THRIFT SAVINGS PLAN

Financial Statements

December 31, 2002 and 2001

CADMUS THRIFT SAVINGS PLAN

REPORT OF INDEPENDENT ACCOUNTANTS

To the Plan Administrator

Cadmus Thrift Savings Plan:

We have audited the accompanying statements of net assets available for benefits—modified cash basis of the Cadmus Thrift Savings Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits—modified cash basis for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Cadmus Thrift Savings Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, on the modified cash basis of accounting as described in Note 2.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes—modified cash basis is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Keiter, Stephens, Hurst, Gary & Shreaves, P.C.

Richmond, Virginia

June 11, 2003

CADMUS THRIFT SAVINGS PLAN

Statements of Net Assets Available for Benefits—

Modified Cash Basis

December 31, 2002 and 2001

Assets	2002	2001
Investments, at fair value	$101,691,266	$116,819,230

Participant loans	3,917,037	4,130,735

Net assets available for benefits	$105,608,303	$120,949,965

See accompanying notes to financial statements.

CADMUS THRIFT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits—

Modified Cash Basis

Year Ended December 31, 2002

Additions to net assets attributed to:
Investment income:
Interest and dividends	$2,862,560

Contributions:
Employer	2,042,911
Participants	6,511,404
Rollovers	324,270

Total contributions	8,878,585

Total additions	11,741,145
Deductions from net assets attributed to:
Net depreciation in the fair value of investments	14,773,696
Benefits paid to participants	12,185,760
Fiduciary and investment manager fees	123,351

Total deductions	27,082,807

Net decrease	(15,341,662)
Net assets available for benefits:
Beginning of year	120,949,965

End of year	$105,608,303

See accompanying notes to financial statements.

CADMUS THRIFT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan:

The following description of the Cadmus Thrift Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:    The Plan is a defined contribution plan covering substantially all employees of Cadmus Communications Corporation and its subsidiaries (the “Company”), with the exception of employees who are members of one of the following collective bargaining units: Communications Union – Local 160-M; Graphic Communications International Union – Local 138B; and Lancaster Local No. 70 – Printing, Publishing and Media Workers Sector – CWA. Generally, employees who have attained age 18 and have completed one month of service, as defined in the Plan, are eligible to participate in the Plan. Eligibility requirements differ for employees who are members of collective bargaining units. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective January 1, 2001, the Mack Printing Company Thrift Plan was merged into the Plan. Assets from the Mack Printing Company Thrift Plan were transferred to the Plan’s trustee.

Plan Administration:    Overall responsibility for administering the Plan rests with the Human Resources and Compensation Committee (the “Committee”) of the Board of Directors of the Company. The Plan administrator is responsible for the daily operation of the Plan. T. Rowe Price Trust Company (“T. Rowe Price”) is trustee for the Plan.

Contributions:    The Plan provides for participant contributions of up to 25% of annual compensation, as defined in the Plan. The Company will make a quarterly matching contribution out of its profits in an amount equal to 25% of participant contributions, based on the lesser of each participant’s contribution or 6% of the participant’s compensation. The Company may make discretionary matching contributions as determined annually by its Board of Directors. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants who will be 50 years of age by the end of a Plan year may make additional “catch-up” contributions. Contributions are subject to certain limitations.

Additionally, the Company contributes a percentage of annual base compensation on behalf of participants employed at the Science Press Division, Port City Press Division and non-bargaining unit employees of the East Stroudsburg Division in lieu of a contribution to the Company’s defined benefit pension plan. For employees of collective bargaining units at the East Stroudsburg Division, the Company contributes a flat dollar amount to the Plan in lieu of a contribution to the Company’s defined benefit pension plan. For employees of collective bargaining units at the Easton, Pennsylvania plant, the Company contributes ½% of base pay for each eligible participant.

CADMUS THRIFT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

1.	Description of Plan, continued:

Participant Accounts:    Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan. Forfeited balances of terminated participants’ accounts are used to pay administrative expenses of the Plan, and any excess is used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting:    Participants are immediately vested in their contributions, plus actual earnings thereon. Vesting in Company matching contributions, plus actual earnings thereon, is based on years of continuous service. A participant is 100% vested after five years of credited service.

Payment of Benefits:    Distribution of the vested portion of a participant’s account will occur upon the participant’s termination of service, retirement, death, or disability, as defined in the Plan. A participant is entitled to receive a lump-sum payment or an annuity paid in semi-annual installments for up to five years or, in certain cases, for life.

Forfeitures:    Forfeited balances of participants’ non-vested accounts are used, at the Company’s option, to reduce future Company contributions or to pay expenses of the Plan. Forfeitures were $9,233 and $19,843, respectively, for the Plan years ended December 31, 2002 and 2001.

Investment Options:    Upon enrollment in the Plan, participants may direct the trustee as to the investment of their account balances into 11 investment options offered by the Plan. The Plan currently offers one common/collective trust, nine mutual funds, and one fund investing in Cadmus Communications Corporation common stock as investment options for participants. Participants may change their investment elections at any time.

Participant Loans:    Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms cannot exceed five years, unless the proceeds are used to acquire a principal residence. Only two loans per participant may be outstanding at any time. The loans are secured by the vested balance in the participant’s account and bear interest at a fixed rate equal to The Wall Street Journal’s prime rate at the time of the borrowing plus 1.5%. Principal and interest are paid ratably through payroll deductions.

2.	Summary of Significant Accounting Policies:

Basis of Accounting:    The accompanying financial statements of the Plan have been prepared on the modified cash basis of accounting. Investments are adjusted to fair value, while contributions and expenses are recognized as cash is received or paid. Receivables, payables, and accrued expenses are not reflected.

CADMUS THRIFT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

2.	Summary of Significant Accounting Policies, continued:

Investment Valuation and Income Recognition:    The Plan’s investments are stated at fair value. Investments in Cadmus common stock and mutual funds are valued at quoted market prices. Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits—modified cash basis as net appreciation (depreciation) in fair value of investments. Participant loans are valued at cost, which approximates fair value.

The Stable Value Common Trust Fund is valued at contract value, which approximates fair value. The average yields for the Stable Value Fund were 5.5% and 7.5% for the years ended December 31, 2002 and 2001, respectively. As of December 31, 2002 and 2001, the interest rates for the Stable Value Common Trust Fund ranged from 3.34% to 7.83%.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded on the modified cash basis.

Payment of Benefits:    Benefits are recorded when paid.

Use of Estimates:    The preparation of financial statements in conformity with the modified cash basis of accounting requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

3.	Investments:

Investments that represent 5% or more of the Plan’s net assets at December 31 are as follows:

	2002	2001
T. Rowe Price:
Stable Value Common Trust Fund	$21,669,278	$20,126,566
Balanced Fund	18,196,705	23,419,840
Equity Index Fund	12,727,347	16,461,967
Growth Stock Fund	12,062,671	16,233,639
Value Fund	8,980,604	11,334,268
U.S. Treasury Intermediate Fund	7,817,673	6,117,651
Small-Cap Value Fund	7,267,120	6,591,026
New Horizons Fund	6,344,125	8,587,577

CADMUS THRIFT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

3.	Investments, continued:

During 2002, the Plan’s investments appreciated (depreciated) in fair value as follows:

Mutual funds	$(14,803,284)
Common stock	29,588

Net depreciation	$(14,773,696)

4.	Administrative Expenses:

Administrative expenses of the Plan are paid by the Company. All investment advisory fees are paid by the Plan and are reduced by applicable forfeitures. Although not required by the Plan, certain management, accounting, and audit services are provided by the Company at no cost to the Plan.

5.	Tax Status:

The Plan obtained its latest determination letter on January 17, 1996, in which the Internal Revenue Service stated that the Plan, as amended, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. During 2002, the Plan filed a request for a determination letter from the Internal Revenue Service. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

6.	Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.	Related-Party Transactions:

The Plan invests in a number of T. Rowe Price mutual funds, a T. Rowe Price Common/ Collective trust, and Cadmus Communications Corporation common stock. These are related-party transactions and are identified as parties-in-interest in the accompanying schedule.

CADMUS THRIFT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

8.	Reconciliation to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as filed by the Company as of December 31:

	2002	2001
Net assets available for benefits per the financial statements	$105,608,303	$120,949,965
Contributions receivable	752,785	715,628
Accrued benefits payable	(66,423)	(9,147)
Accrued expenses	(21,401)	(23,308)

Net assets available for benefits per the Form 5500	$106,273,264	$121,633,138

The following is a reconciliation of additions to net assets per the financial statements to the Form 5500 for the year ended December 31, 2002:

Additions to net assets per the financial statements	$11,741,145
Contributions receivable, net	37,158
Net depreciation in the fair value of investments	(14,773,696)

Additions to net assets per the Form 5500	$(2,995,393)

The following is a reconciliation of deductions from net assets per the financial statements to the Form 5500 for the years ended December 31, 2002:

Deductions from net assets per the financial statements	$27,082,807
Accrued benefits payable, net	57,276
Accrued expenses, net	(1,906)
Net depreciation in the fair value of investments	(14,773,696)

Deductions from net assets per the Form 5500	$12,364,481

9.	Subsequent Event:

On May 14, 2003, the Company’s Board of Directors took several actions related to the Company’s retirement plans. The Cadmus Pension Plan was amended so that benefits under the Pension Plan cease to accrue after July 31, 2003. The Board also authorized an additional matching contribution to the Plan for 2002, which aggregated $373,754 and is reflected in the amount of Contributions receivable for 2002 in Note 8. In addition, commencing August 1, 2003, the Board authorized an additional contribution to the Plan for all non-union eligible employees equal to 1% of their eligible compensation.

CADMUS THRIFT SAVINGS PLAN

EIN: 54-1274108            Plan-003

Schedule of Assets Held for Investment Purposes—Modified Cash Basis

December 31, 2002

Description of Investment	Type of Investment	Current Value
T. Rowe Price: *
Stable Value Common Trust Fund	Common/Collective trust	$21,669,278
Balanced Fund	Mutual fund	18,196,705
Equity Index Fund	Mutual fund	12,727,347
Growth Stock Fund	Mutual fund	12,062,671
Value Fund	Mutual fund	8,980,604
U.S. Treasury Intermediate Fund	Mutual fund	7,817,673
Small-Cap Value Fund	Mutual fund	7,267,120
New Horizons Fund	Mutual fund	6,344,125
International Stock Fund	Mutual fund	2,396,622
Prime Reserve Fund	Money market fund	2,500,892
Cadmus Communications Corporation*	Common stock (227,028 shares)	1,728,229
Participant loans	Interest rates ranging from 6.25% to 11.0%	3,917,037

		$105,608,303

“Cost” is not required as all investments are participant directed.

* Indicates a party-in-interest to the Plan.

See accompanying notes to financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

CADMUS THRIFT SAVINGS PLAN Cadmus Communications Corporation (As Plan Administrator)

June 19, 2003	By:	/s/ PAUL K. SUIJK
(Date)		Paul K. Suijk
Senior Vice President and Chief Financial Officer

Certification of CEO/CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 provided separately as correspondence with this filing.